Exhibit 99.1

NEWS RELEASE

Scully Royalty Ltd.

1 (844) 331 3343

info@scullyroyalty.com

SCULLY ROYALTY LTD. ELECTION OF DIRECTORS

New York (October 2, 2026) Scully Royalty Ltd. (NYSE: SRL) (the "Company") is pleased to announce it has appointed the following persons to its Board of Directors

Ho Kwun Cheong 何冠昌

An admitted Solicitor of the High Court of Hong Kong SAR, China

Yu Chi Kong 余智綱

Core experience with vertical integration expansion, Private cloud and AI Infrastructure, data Center and Enterprise Architecture and Operations and Venture Leadership in Hong Kong, China, Singapore and Japan market.

Michael Smith, the Chairman welcomes them to our Board of Directors and states such appointment will help our Company’s future.

About Scully Royalty Ltd.

Scully Royalty Ltd. (NYSE: SRL) holds a net revenues royalty interest on the Scully Mine located in Newfoundland and Labrador, Canada. It also holds various merchant banking and industrial interests globally. For more information, visit www.scullyroyalty.com.

Forward-Looking Statements

This news release contains statements which are, or may be deemed to be, "forward- looking statements" which are prospective in nature, including statements regarding the proposed benefits of the transaction described herein and the Company's plans and strategies. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as "plans", "expects", "estimates", "intends", "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, revenues, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause actual results, revenues, performance or achievements to differ materially from expectations include, among other things: (i) economic and market conditions; (ii) future dividends, if any, are dependent on the Company's financial position and other factors and the Company may fail to declare dividends in the future or at all; (iii)any failure by the operator of the mine underlying the Company's interest to complete its plans as disclosed by it or at all; (iv) risks and uncertainties involving litigation; and (v) other risks set forth in our public disclosure, and other risks beyond our control. Such forward-looking statements should therefore be construed in light of such factors. Other than in accordance with its legal or regulatory obligations, the Company is under no obligation and it expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional information about these and other assumptions, risks and uncertainties is set out in the "Risk Factors" section of the Company's most recent Annual Report on Form 20-F and its other public disclosure documents available under its profile at www.sec.gov.

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